                            SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A) OF
            THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement   [ ]  Confidential, for Use of the Commission
                                        Only (as permitted by Rule 14a-6(e)(2))

[X]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to sec.240.14a-11(c) or sec.240.14a-12

                        DOCUMENT SCIENCES CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required.

/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

/ /  Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:

LOGO

                                                                  April 17, 1998

Dear Stockholder:

     You are cordially invited to attend Document Sciences Corporation's 1998 Annual Meeting of Stockholders to be held on Thursday, May 21, 1998, at 10:00 a.m., local time. The meeting will be held at The Sheraton Grande Torrey Pines, 10950 North Torrey Pines Road, La Jolla, California 92037.

     At this year's meeting the Company is proposing adoption of certain amendments to its 1995 Stock Incentive Plan. The amendments to the Company's 1995 Stock Incentive Plan increase by 750,000 the shares available for issuance under the Plan. We believe that the adoption of the proposed amendments to the Plan enhances the Company's ability to provide equity compensation to its employees and/or directors.

     We hope you will be able to attend this year's Annual Meeting. We will report to the stockholders on fiscal year 1997, as well as our future strategies for products and markets. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card to ensure your representation at the meeting.

                                          Very truly yours,

                                          /s/ ALAN H. LYNCHOSKY
                                          ALAN H. LYNCHOSKY
                                          Acting President and Chief Executive
                                          Officer

                         DOCUMENT SCIENCES CORPORATION

                               ------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON MAY 21, 1998

TO THE STOCKHOLDERS:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Document Sciences Corporation, a Delaware corporation (the "Company"), will be held on May 21, 1998, at 10:00 a.m., local time, at The Sheraton Grande Torrey Pines, 10950 North Torrey Pines Road, La Jolla, California 92037, for the following purposes:

     1. To elect directors to serve for the ensuing year and until their successors are duly elected and qualified.

     2. If properly presented, to vote on a stockholder proposal regarding the election of the Company's directors through cumulative voting.

     3. To approve certain amendments to the Company's 1995 Stock Incentive Plan effecting an increase of 750,000 shares in the number of shares of the Company's Common Stock reserved for issuance thereunder.

     4. To ratify the appointment of Ernst & Young LLP as independent auditors for the Company for the fiscal year ending December 31, 1998.

     5. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     Only stockholders of record at the close of business on March 27, 1998, are entitled to notice of and to vote at the Annual Meeting.

     All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to sign and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

                                          FOR THE BOARD OF DIRECTORS

                                          /s/ ALAN H. LYNCHOSKY
                                          ALAN H. LYNCHOSKY
                                          Acting President and Chief Executive
                                          Officer
San Diego, California
April 17, 1998

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED.

                         DOCUMENT SCIENCES CORPORATION

                               ------------------

                                PROXY STATEMENT
                    FOR 1998 ANNUAL MEETING OF STOCKHOLDERS
                               ------------------

     The enclosed Proxy is solicited on behalf of Document Sciences Corporation (the "Company") for use at the Company's Annual Meeting of Stockholders to be held on Thursday, May 21, 1998, at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders.

     The Annual Meeting will be held at The Sheraton Grande Torrey Pines, 10950 North Torrey Pines Road, La Jolla, California 92037. The Company's principal executive offices are located at 6333 Greenwich Drive, Suite 200, San Diego, California 92122. The telephone number at that location is (619) 625-2000.

     These proxy solicitation materials were mailed on or about April 17, 1998, together with the Company's 1997 Annual Report to Stockholders, to all stockholders entitled to vote at the meeting.

              INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

VOTING AND SOLICITATION

     Each stockholder is entitled to one vote for each share of Common Stock with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

     The cost of soliciting proxies will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers, and regular employees, without additional compensation, personally or by telephone, telegram, letter, or facsimile.

RECORD DATE

     Only stockholders of record at the close of business on March 27, 1998, (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, 10,814,962 shares of the Company's common stock, $0.001 par value (the "Common Stock"), were issued and outstanding. For information regarding security ownership by management and by the beneficial owners of more than 5% of the Company's Common Stock, see "Beneficial Security Ownership of Management and Certain Beneficial Owners". The closing sales price of the Company's Common Stock on the Nasdaq National Market on the Record Date was $3.78 per share.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The Company intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business, to include abstentions as shares entitled to vote and to exclude broker non-votes from the calculation of shares entitled to vote with respect to any proposal for which authorization to vote was withheld.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

     Proposals of stockholders of the Company which are intended to be presented by such stockholders at the Company's 1999 Annual Meeting of Stockholders must be received by the Company no later than December 19, 1998, in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                                  PROPOSAL ONE

                             ELECTION OF DIRECTORS

NOMINEES

     A board of five directors is to be elected at the Annual Meeting. Tony N. Domit, currently a member of the Board of Directors of the Company, is not standing for reelection. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's five nominees named below, all of whom are presently directors of the Company. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified.

     The name of and certain information regarding each nominee is set forth below. There are no family relationships among directors or executive officers of the Company.

NAME                                        AGE(1)                 PRINCIPAL OCCUPATION
----                                        ------                 --------------------
Thomas L. Ringer..........................   66      Chairman of the Board of Directors of Document
                                                     Sciences Corporation, Chairman of the Board of
                                                     Directors of E*Capital Corporation and Wedbush
                                                     Capital Corporation
Charles P. Holt...........................   61      Corporate Vice President of the Joseph C. Wilson
                                                     Center for Research & Technology for Xerox
                                                     Corporation
Colin J. O'Brien..........................   59      Vice President of Xerox Corporation and Chief
                                                     Executive Officer of Xerox New Enterprise Board
James J. Costello.........................   52      Vice President and Chief Financial Officer of
                                                     Xerox New Enterprise Companies
Barton L. Faber...........................   50      Chairman of the Board of Directors of Metromail

---------------
(1) As of March 1, 1998.

     Thomas L. Ringer is Chairman of the Board of Directors for Document Sciences Corporation since March 1998 and has been a director of the Company since 1991. Mr. Ringer is currently Chairman of the Boards of Directors of E* Capital Corporation, Wedbush Capital Corporation, M.S. Aerospace, Inc., and the Center for Innovation and Entrepreneurship. In addition, he serves on the Boards of Directors of Wedbush Morgan Securities, Inc., California Amplifier Inc. and Public Safety Equipment Inc.

     Charles P. Holt has served as a director of the Company since April 1997. Mr. Holt is Corporate Vice President of the Joseph C. Wilson Center for Research & Technology for Xerox Corporation. Mr. Holt joined Xerox Corporation in 1970 as a computer development project engineer and since that time has held a number of management positions, including Vice President and Chief Engineer of future product programs.

     Colin J. O'Brien has served as a director of the Company since December 1995. Since February 1992 Mr. O'Brien has been employed in various positions at Xerox and currently serves as a Vice President and Chief Executive Officer of the New Enterprise Board within Xerox. Prior to February 1992, Mr. O'Brien was the founder and Chief Executive Officer of Triax Corporation, an investment company specializing in defense electronics companies. Prior to joining Triax Corporation, he was the Chief Executive Officer of Times Fiber Communications Inc., a manufacturer of fiber optic and coaxial telecommunications systems. Mr. O'Brien is also a director of Documentum, Inc.

     James J. Costello has served as a director of the Company since May 1996. Since 1975 Mr. Costello has been employed in various positions at Xerox and currently serves as Chief Financial Officer and Vice President of Xerox New Enterprise Companies.

     Barton L. Faber has served as a director of the Company since July 1996. From April 1985 to June 1996 Mr. Faber held various positions with R.R. Donnelley and currently serves as a member of the board of directors of Dataware Technologies, Inc., GeoSystems Global Corporation and Xeikon N.V. He is also Chairman of the Board of Directors and Chief Executive Officer Metromail. Prior to joining R.R. Donnelley, Mr. Faber held various positions with Mobil Oil Corporation and Ramada Europe.

REQUIRED VOTE

     The five nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected as directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but they have no legal effect under Delaware law.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held a total of five meetings during the fiscal year ended December 31, 1997. No director, during the time he or she was a member of the Board of Directors, attended fewer than 75% of the aggregate of all meetings of the Board of Directors, or its committees on which he or she served, which occurred during fiscal 1997. The Board has an Audit Committee and a Compensation Committee. It does not have a nominating committee or a committee performing the functions of a nominating committee.

     The Audit Committee, which currently consists of Mr. Faber, Mr. Ringer and Mr. Costello, is responsible for (i) recommending engagement of the Company's independent auditors, (ii) approving the services performed by such auditors,
(iii) consulting with such auditors and reviewing with them the results of their examination, (iv) reviewing and approving any material accounting policy changes affecting the Company's operating results, (v) reviewing the Company's control procedures and personnel, and (vi) reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. The Audit Committee held three meetings during fiscal 1997.

     The Compensation Committee, which currently consists of Mr. Ringer and Mr. O'Brien, is responsible for (i) reviewing and approving the compensation and benefits for the Company's officers and other employees, (ii) administering the Company's stock purchase and stock option plans, and (iii) determining which eligible individuals (excluding non-employee directors) receive grants thereunder and the size of such grants. The Compensation Committee held one meeting during fiscal 1997.

COMPENSATION OF DIRECTORS

     In July 1996 the Company approved a non-employee director compensation arrangement pursuant to which the non-employee directors are compensated as follows: (i) $4,000 annual retainer; (ii) $1,200 for each meeting of the Board attended; and (iii) reimbursement for certain expenses in connection with attendance at Board and committee meetings. In addition, in February 1995 Thomas
L. Ringer was granted an option to purchase 15,750 shares of Common Stock at an exercise price of $0.17 per share and in July 1996 Mr. Faber was granted an option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $10.00 per share.

     In March 1998 the Company approved a director compensation arrangement pursuant to which non-employee directors who are not affiliated with Xerox Corporation will be compensated as follows: Mr. Thomas Ringer and Mr. Barton Faber will receive annual retainers of $50,000 and $10,000, respectively.

In addition, each non-employee director who is not affiliated with Xerox Corporation will receive $1,200 for each meeting of the Board attended. In addition, in February 1998, Mr. Thomas Ringer and Mr. Barton Faber were each granted an option to purchase 15,000 shares of Common Stock at an exercise price of $3.25 per share.

                  BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth the beneficial ownership of Common Stock of the Company as of March 27, 1998, for the following: (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock ("Principal Stockholders"); (ii) each of the Company's directors and nominees; (iii) each of the officers named in the Summary Compensation Table ("Named Officers"); and (iv) all directors and executive officers of the Company as a group.

                                                                 SHARES          PERCENTAGE
                                                              BENEFICIALLY      BENEFICIALLY
NAME                                                            OWNED(1)           OWNED
----                                                          ------------      ------------
PRINCIPAL STOCKHOLDERS(2)
  Xerox Corporation(3)......................................   6,754,500            62.0%
     800 Long Ridge Road
     Stamford, CT 06904
  Tony N. Domit(4)..........................................     549,127             5.0%
     12117 Elnora Place
     Granada Hills, CA 91344
DIRECTORS AND NOMINEES
  Thomas L. Ringer(5).......................................      33,539            *
  Charles P. Holt(6)........................................   6,754,500            *
  Colin J. O'Brien(6).......................................   6,754,500            62.0%
  James J. Costello(6)......................................   6,754,500            62.0%
  Barton L. Faber(7)........................................       4,583            *
NAMED OFFICERS
  Thomas J. Anthony(8)......................................      64,687            *
  Peter L. Bradshaw(9)......................................      75,446            *
  Daniel J. Fregeau(10).....................................     102,499            *
All directors and executive officers as a group (12
  persons)(11)..............................................   7,615,631            70.0%
                                                               =========

---------------
  * Less than 1%.

 (1) The number and percentage of shares beneficially owned is determined under rules of the Securities and Exchange Commission ("SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of March 27, 1998, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

 (2) This information was obtained from filings made with the SEC pursuant to Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

 (3) Mr. O'Brien is a director of the Company, a corporate Vice President of Xerox Corporation and Chief Executive Officer of Xerox New Enterprise Companies, a unit of Xerox Corporation. Mr. Costello is a director of the Company and Chief Financial Officer of Xerox New Enterprise Companies, a unit of Xerox Corporation, Mr. Holt is a director of the Company, and a Corporate Vice President of Xerox Corporation. Messrs. O'Brien, Costello, and Holt disclaim beneficial ownership of the shares held by Xerox Corporation.

 (4) Pursuant to a trust, Mr. Domit and his spouse share voting and dispositive powers as co-trustees with respect to 541,130 shares of Common Stock. Includes 7,997 shares of Common Stock subject to options exercisable within sixty days of March 27, 1998. Mr. Domit resigned from his position as President and Chief Executive Officer effective March 13, 1998.

 (5) Includes 4,594 shares of Common Stock subject to options exercisable within sixty days of March 27, 1998. Pursuant to a trust, Mr. Ringer and his spouse share voting and investment powers as co-trustees with respect to 28,945 shares of Common Stock.

 (6) Represents shares held by Xerox Corporation. See footnote 3 above.

 (7) Includes 4,583 shares of Common Stock subject to options exercisable within sixty days of March 27, 1998.

 (8) Includes 5,938 shares of Common Stock subject to options exercisable within sixty days of March 27, 1998.

 (9) Includes 21,741 shares of Common Stock subject to options exercisable within sixty days of March 27, 1998.

(10) Includes 46,249 shares of Common Stock subject to options exercisable within sixty days of March 27, 1998.

(11) Includes 102,352 shares of Common Stock subject to options exercisable within sixty days of March 27, 1998, held by executive officers and directors of the Company.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act of 1934 ("Section 16(a)") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with Securities and Exchange Commission (the "SEC") and The Nasdaq National Market reports of ownership and changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten-percent stockholders are required by the SEC to furnish the Company with copies of all
Section 16(a) forms they file.

     Based solely on review of the copies of such reports furnished to the Company or written representations that no other reports were required, the Company believes that, during the 1997 fiscal year, all filing requirements applicable to its officers, directors and greater than ten-percent stockholders were complied with except that one report covering an aggregate of one transaction were file late by one person.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH XEROX

     Transfer and License Agreement

     In connection with the transfer of the Company's technology from Xerox, the Company entered into a Transfer and License Agreement with Xerox in July 1992, to expire upon the expiration of all of the rights in the items covered thereby. This Agreement was subsequently amended in September 1994. Pursuant to the terms of the Agreement, as amended: (i) Xerox transferred all worldwide copyrights in and to the predecessor product of CompuSet (the "Transferred Software") and granted the Company a non-exclusive license to use the Xerox trade secrets in existence as of July 1992 pertaining to the Transferred Software; (ii) the Company granted Xerox a non-exclusive royalty-free license to use and copy the Transferred Software for internal purposes only, and to use portions of the code of the Transferred Software in products of Xerox; (iii) Xerox granted the Company a non-exclusive, royalty-free license to use, modify and reproduce the source code of XPS and EVMS, two software products comprising a small portion of the Company's current CompuSet products, and to distribute derivatives of XPS and EVMS in object code format; (iv) the Company granted to Xerox ownership of all technical information not primarily related to computer software that is generated by the Company while Xerox continues to own a majority of the outstanding capital stock of the Company, the Company retaining a non-exclusive license to use such technical information outside of certain eastern Asian and Pacific Rim countries; (v) the Company granted "most favored nation" status with respect to the purchase price of software products sold by the Company to Xerox, Rank Xerox Ltd., Fuji Xerox Co. Ltd., companies jointly owned by Xerox and the Rank Organization Ltd. and 40% affiliates of the foregoing; and (vi) the Company granted Fuji Xerox Co., Ltd. a right of first negotiation with respect to exclusive distribution of the Company's products in certain eastern Asian and Pacific Rim countries.

     Cooperative Marketing Agreement USO

     In February 1998, the Company and Xerox entered into a Cooperative Marketing Agreement USO, pursuant to which the Company and Xerox agreed to pay each other commissions on certain sales of products resulting from successful referrals from each other. The Agreement may be terminated by either Xerox or the Company upon sixty days written notice in certain circumstances, or upon ninety days written notice at any time. The Company's revenues from the strategic marketing alliance, principally commissions from sales of Xerox printers, were $752,000, $1.4 million and $858,000 in 1995, 1996 and 1997, respectively, and payments to Xerox under the Agreement were $167,200, $180,600 and $114,400 in 1995, 1996 and 1997, respectively.

     Relationship with Fuji Xerox Australia

     The Company has an arrangement with Fuji Xerox Co., Ltd ("Fuji Xerox") pursuant to which Fuji Xerox distributes the Company's products in Australia and New Zealand. For each copy of the Company's products sublicensed by Fuji Xerox, Fuji Xerox pays the Company initial and annual fees equal to the Company's list price minus a percentage discount based on annual volume of sublicenses of the Company's products. Fuji Xerox provides technical support to its end users, with periodic software upgrades provided to Fuji Xerox by the Company. The arrangement with Fuji Xerox is terminable at will by either party.

     Xerox Canada Agreement

     The Company's Cooperative Marketing and Customer Support Agreement with Xerox Canada Limited ("Xerox Canada") is a non-exclusive cooperative marketing agreement in which Xerox Canada provides support and referrals of the Company's products in Canada. Under the terms of the agreement, Xerox Canada refers the Company's products for sale by the Company's direct sales organization, provides technical support and assists end users with application development. Xerox Canada receives referral and support fees for sales and installations of the Company's products in Canada. The term of the agreement is for a period of six months subject to automatic successive six month renewal terms unless either party gives notice at least 90 days prior to the expiration of the then current term that it will not renew the agreement.

EUROPEAN/SUB-SAHARAN AFRICA VAR AGREEMENTS

     The Company has numerous Value Added Reseller and Value Added Remarketer agreements in Europe and South Africa, Namibia and Swaziland, many of which are with Rank Xerox, Ltd. and other Xerox affiliates. The rights granted to the Company's resellers under these agreements are typically non-exclusive, although the agreements covering the territories of England, Scotland, Northern Ireland and Wales and South Africa, Namibia and Swaziland grant the reseller exclusive rights in its territory. In the usual circumstance, the reseller purchases the Company's products pursuant to purchase orders and redistributes the products in its territory, with the reseller having no right to copy the Company's products. The reseller performs front-line technical support for its end users, and software upgrades are periodically provided to the reseller by the

Company. Each reseller agreement runs for either a two- or three-year term, with automatic one-year renewals unless either party gives notice of non-renewal within a specified period prior to renewal.

TAX SHARING AGREEMENT

     Xerox and the Company have entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") that provides for the allocation between Xerox and the Company of all responsibilities, liabilities and benefits relating to taxes paid or payable by either Xerox or the Company for all taxable periods, whether beginning before, on, or after the Company's initial public offering in September 1996. Prior to the consummation of its initial public offering, the Company had been included in the consolidated tax returns of Xerox. The Company's share of Xerox's consolidated income tax liability for the pre-offering period has been determined on a separate company basis computed under Internal Revenue Code and applicable state guidelines and were $136,000, $653,700 and $591,400 for the years ended December 31, 1993, 1994 and 1995, respectively. The Company has paid such liability from the proceeds of its initial public offering. For the period from January 1, 1996, through September 19, 1996, the Company's separate tax liability of $403,400 has also been settled with Xerox. For the post-offering period, the Company filed combined state income tax returns as required by law in certain states and will file separate state tax returns in the remaining states. Pursuant to the Tax Sharing Agreement, adjustments (for example, pursuant to an Internal Revenue Service audit) made during the post-offering period, but relating to the pre-offering period, will be settled between the Company and Xerox.

SEVERANCE ARRANGEMENT

     The Company has entered into an agreement with Mr. Tony N. Domit, a Director of the Company. Effective as of March 13, 1998, the agreement provides that in connection with Mr. Domit's retirement from his position as President and Chief Executive Officer of the Company, Mr. Domit shall receive an amount equal to 18 months of his current annual base salary of $192,000.

     The Company has entered into employment agreements with certain of its executive officers and has entered into indemnification agreements with each of its officers and directors.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee was formed in June 1996 and is currently composed of Mr. Ringer and Mr. O'Brien. No interlocking relationship exists between any member of the Company's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of the Company or its subsidiaries.

                         EXECUTIVE OFFICER COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table shows, as to the Chief Executive Officer and each of the four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 during the last fiscal year, information concerning compensation paid for services to the Company in all capacities during the last three fiscal years.

                                                                     LONG-TERM
                                                                    COMPENSATION
                                            ANNUAL COMPENSATION        AWARDS
                                            --------------------     SECURITIES
                                                          BONUS      UNDERLYING        ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR  SALARY($)    ($)(1)      OPTIONS(#)     COMPENSATION(2)
    ---------------------------       ----  ---------    -------    ------------    ---------------
Tony N. Domit(3)....................  1997  $192,000     $    --           --           $ 4,200
  President and Chief                 1996  $192,000     $    --       17,448           $ 4,800
  Executive Officer                   1995  $150,000     $    --           --           $ 6,348

Thomas J. Anthony...................  1997  $141,733     $45,000           --           $63,359
  Vice President Sales                1996  $ 90,000     $72,366       11,590           $ 6,690
                                      1995  $ 90,000     $46,626           --           $ 6,780

Peter L. Bradshaw...................  1997  $115,000     $    --           --           $75,085
  Vice President Development          1996  $100,000     $    --       12,045           $ 3,306
                                      1995  $ 96,667     $ 5,000           --           $ 3,487

Daniel J. Fregeau...................  1997  $128,201     $21,563           --           $ 3,994
  Vice President Marketing            1996  $ 90,000     $74,568        4,090           $ 4,467
                                      1995  $ 90,000     $60,558       30,000           $ 3,436

---------------
(1) Includes bonuses earned or accrued with respect to services rendered in the fiscal year indicated, whether or not such bonus was actually paid during such fiscal year.

(2) For fiscal 1997, includes $3,000 of Company contributions under its 401(k) Plan and the balance represents life insurance premiums paid by the Company. Includes compensation as the result of exercising options for Thomas J. Anthony and Peter L. Bradshaw of $59,373 and $71,059 respectively for 1997. For fiscal 1996, includes $3,000 of Company contributions under its 401(k) Plan and the balance represents life insurance premiums paid by the Company.

(3) Tony N. Domit resigned from his position as President and Chief Executive Officer effective March 13, 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     There were no stock option grants to the named officers for the year ended December 31, 1997.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth, for each of the officers named in the Summary Compensation Table, certain information concerning stock options exercised during fiscal 1997, and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1997. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of December 31, 1997.

   AGGREGATED OPTION EXERCISES IN FISCAL 1997 AND FISCAL 1997 YEAR-END OPTION
                                     VALUES

                                                                  NUMBER OF
                                                            SECURITIES UNDERLYING          VALUE OF EXERCISED
                                                             UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                  SHARES       VALUE         AT FISCAL YEAR END         AT FISCAL YEAR END($)(1)
                               ACQUIRED ON    REALIZED   ---------------------------   ---------------------------
            NAME               EXERCISE(#)      ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               ------------   --------   -----------   -------------   -----------   -------------
Tony N. Domit(2).............         --           --       6,180         11,269              --             --
Thomas J. Anthony............     20,625      $59,373       6,761         14,203        $ 14,271        $30,729
Peter L. Bradshaw............     23,375      $71,058      15,267         12,373        $ 37,915        $24,708
Daniel Fregeau...............         --           --      42,698          6,391        $118,875        $10,625

---------------
(1) Market value of underlying securities based on the closing price of Company's Common Stock on December 31, 1997, (the last trading day of fiscal
    1997) on the Nasdaq National Market of $3.00 minus the exercise price.

(2) Tony N. Domit resigned from his position as President and Chief Executive Officer effective March 13, 1998.

         REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

INTRODUCTION

     The Compensation Committee of the Board of Directors (the "Committee") generally determines base salary levels for executive officers of the Company at or about the start of the fiscal year and determines actual bonuses after the end of the fiscal year based upon Company and individual performance. The Company's executive pay programs are designed to provide a strong and direct link between Company performance and executive pay. The Committee's executive compensation policies are designed to provide competitive levels of compensation and assist the Company in attracting and retaining the most qualified executives in the industry. Target levels of the executive officers' overall compensation are intended to be consistent with compensation of other executives in the Company's industry.

COMPENSATION PHILOSOPHY

     The goals of the compensation program are to align compensation with business objectives and performance against those objectives. In order to achieve these goals, the Company has historically positioned its executive base salary levels at approximately the 50th percentile of survey data, which includes both the Company's direct competitors and the companies with whom the Company competes for executive talent. Pay is sufficiently variable that above-average performance for the Company or the individual results in above-average total compensation for the Company's executive officers, and below-average performance results in below-average total compensation. The focus is on corporate performance and individual contributions toward that performance.

COMPENSATION PROGRAM

     The Company uses a total compensation program, which consists of both cash and equity based compensation, and has three components. The three components combined are intended to attract, retain, motivate and reward executives who contribute to the long-term success of the Company. The three components are:

     1. Base Salary: Base salary is primarily used as an attraction and retention device. Base salary increases are made based on long-term contributions to the Company, as determined by the Committee, with the input of senior management at the end of each year. Salary surveys of leading national compensation consultants are analyzed and individual salaries are set based on the experience and contribution levels of the individuals. In general, base salary increases are made based on median increases in the software industry for same-sized companies with similar performance profiles.

     2. Variable Compensation. Variable compensation is intended to reward individual executives for annual performance against total Company revenue and operating profit objectives by supplementing the base salary plan. Each executive's annual incentive is a percentage of base salary modified by plan achievement. Payout begins at 80% and ranges up to 150% of planned revenues and profits and averages approximately 25% of annual salary at 100% plan achievement.

     3. Long-Term Incentives: Long-term incentives are provided through grants of stock options. The Committee is responsible for determining, subject to the terms of the 1995 Stock Incentive Plan, the individuals to whom grants should be made, the timing of grants, the exercise or purchase price per share and the number of shares subject to each option. Stock options are granted under the 1995 Stock Incentive Plan and are primarily used to motivate executives to maximize stockholder value. The option program also utilizes vesting periods to encourage key employees to continue in the employ of the Company.

     An additional important purpose of the stock option awards is to motivate executives to make the types of long-term changes in the financial performance of the business and will maximize long-term total return to stockholders.

OTHER

     In addition to the compensation paid to executive officers as described above, executive officers, like other employees, receive benefits under the Company's health care and life insurance programs.

PERFORMANCE MEASUREMENTS AND INDUSTRY COMPARISONS

     The Company believes that the key to its executive compensation program is setting aggressive business goals, integrating the executive compensation program with annual and strategic planning measurement processes, and establishing an industry comparison to test Company results against industry performance levels.

COMPANY PERFORMANCE AND CEO COMPARISON

     As indicated above, the Company's executive compensation program is based upon business performance. Specifically, the Chairman and Chief Executive Officer's target base pay level has been set at approximately the 80th percentile for software companies, using data specifically for software companies of similar size.

                                          COMPENSATION COMMITTEE
                                          OF THE BOARD OF DIRECTORS

                                          Thomas L. Ringer
                                          Colin J. O'Brien

                     COMPANY STOCK PRICE PERFORMANCE GRAPH

     The following graph and table compare the cumulative total stockholder return on the Company's Common Stock from September 20, 1996, the date of the initial public offering of the Common Stock, through December 31, 1997, with the Nasdaq Stock Market Index (US) and the Nasdaq Computer & Data Processing Services Stock Index, using data supplied by the Nasdaq Stock Market. The graph and table assume an investment of $100 in the Common Stock and each index on September 20, 1996, and the reinvestment of all dividends.

                                                                                  NASDAQ
                                                                              Computer & Data
        Measurement Period          Document Sciences     NASDAQ Stock      Processing Services
      (Fiscal Year Covered)            Corporation           Market               Stocks
Indexed Returns 20 Sept 96                  100                 100                   100
Indexed Returns Dec 96                    82.29              105.55                102.91
Indexed Returns Dec 97                       25              122.77                122.79

                              STOCKHOLDER PROPOSAL

     From time to time, the individual stockholders of the Company submit proposals which they believe should be voted upon by the stockholders. This year, a proposal regarding the election of the Company's Board of Directors through cumulative voting has been submitted. The proposal was accompanied by a supporting statement and notice of intention to present the proposal for action at the Annual Meeting. Information regarding the name, address and number of shares of Company stock held by the stockholder proponent will be furnished by the Company to any person, orally or in writing, as requested, promptly upon the receipt of any oral or written request therefore. Any such request should be directed to the President of the Company.

                                  PROPOSAL TWO

         STOCKHOLDER PROPOSAL REGARDING CUMULATIVE VOTING OF DIRECTORS

     The following proposal was submitted by a stockholder of the Company and is opposed by the Company's Board of Directors.

     PROPOSED:

     Election of the Directors of Document Sciences Corporation shall be accomplished through the process of cumulative voting.

     SUPPORTING STATEMENT:

     Both the Prospectus and the 1997 Annual Report for Document Sciences Corporation clearly state that since Xerox Corporation owns 63% of the outstanding shares of Common Stock of the Company, "Xerox will control the Company and be able to elect the entire Board of Directors of the
Company . . . . In addition, Xerox will be able to determine the outcome of all corporate actions requiring stockholder approval . . . .". This arrangement is enforced by a Company policy which elects Directors through the process of non-cumulative voting. As a result, minority shareholders are effectively prevented from gaining representation on the Company's Board of Directors. The Company's lackluster performance throughout 1997 and the decline in the value of the Company's shares during the same period clearly demonstrates the result of this policy and the result of Xerox's control of the Company.

     Cumulative voting is a process by which minority shareholders may gain representation on the Company's Board of Directors. In cumulative voting, a shareholder may cast all of their votes for a single candidate or, if desired, a combination of candidates in any proportion indicated by the shareholder. (In non-cumulative voting, a shareholder is required to spread their votes equally among the candidates.) With a sufficient number of minority shareholders casting all of their votes for a single candidate, that candidate can be elected to the Board of Directors and can effectively represent the interests of minority shareholders in the direction of the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "AGAINST" ADOPTION OF THE PROPOSAL REGARDING CUMULATIVE VOTING OF DIRECTORS.

VOTE REQUIRED

     The affirmative vote of a majority of the shares represented, in person or by Proxy, and voting at the Annual Meeting and constituting at least a majority of the required quorum will be required to adopt the proposal regarding cumulative voting of Directors.

                                 PROPOSAL THREE

                     AMENDMENT OF 1995 STOCK INCENTIVE PLAN

     In October 1995, the Company's Board of Directors adopted, and the stockholders approved, the Company's 1995 Stock Incentive Plan (the "1995 Plan"') under which 779,250 shares were reserved for issuance upon exercise of options and purchase rights granted to employees, directors and consultants. As of March 1, 1998, the Company had outstanding options to purchase 471,118 shares of Common Stock under the 1995 Plan held by an aggregate of 180 persons at a weighted exercise price of $4.71 per share. As of March 1, 1998, options to purchase an aggregate of 134,339 shares of Common Stock under the 1995 Plan had been exercised. The stockholders are requested to approve amendments to the 1995 Plan to increase the number of shares issuable thereunder by 750,000 shares.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" ADOPTION OF THE PROPOSAL TO AMEND THE COMPANY'S 1995 STOCK INCENTIVE PLAN.

VOTE REQUIRED

     The affirmative vote of a majority of the shares represented, in person or by Proxy, and voting at the Annual Meeting and constituting at least a majority of the required quorum will be required to adopt the proposal to amend the Company's 1995 Stock Incentive Plan.

SUMMARY OF 1995 STOCK INCENTIVE PLAN

     The 1995 Plan provides for grants of incentive stock options intended to qualify as such under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, and rights to purchase Common Stock. The 1995 Plan may be administered by the Board or a committee approved by the Board and is currently administered by the Board of Directors. Subject to the limitations set forth in the 1995 Plan, the Board or its designated committee has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each grant, to determine whether an option is to be an incentive stock option or a non-statutory stock option, to establish vesting schedules, to specify the exercise price of options and purchase rights, the type of consideration to be paid to the Company upon exercise, and, subject to certain restrictions, to specify other terms of options and purchase rights.

     The maximum term of options granted under the 1995 Plan is ten years. The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $100,000. No person may be granted options and purchase rights under the 1995 Plan covering more than 100,000 shares during any one period. Options and purchase rights granted under the 1995 Plan and non-transferable. Options generally expire three months after the termination of an optionee's service to the Company. In general, if an optionee is permanently disabled or dies during his or her service to the Company, such person's option may be exercised up to one year following such disability or death.

     The exercise price of incentive stock options must equal at least the fair market value of the Common Stock on the date of grant. The exercise price of non-statutory stock options and purchase rights may be determined by the Board or its designated committee in its discretion. The exercise price of incentive stock options granted to any person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant; and the term of these options cannot exceed five years.

                                 PROPOSAL FOUR

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     The Board of Directors has selected Ernst & Young LLP ("Ernst & Young"), independent auditors, to audit the financial statements of the Company for the fiscal year ending December 31, 1998. Ernst & Young has audited the Company's financial statements since December 31, 1992. A representative of Ernst & Young is expected to be present at the meeting, will have the opportunity to make a statement, and is expected to be available to respond to appropriate questions.

REQUIRED VOTE

     The Board of Directors has conditioned its appointment of the Company's independent auditors upon the receipt of the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Annual Meeting, which shares voting affirmatively also constitute at least a majority of the required quorum. In the event that the stockholders do not approve the selection of Ernst & Young, the appointment of the independent auditors will be reconsidered by the Board of Directors.

                                 OTHER MATTERS

     The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Company may recommend.

     It is important that your shares be represented at the meeting, regardless of the number of shares which you hold. You are, therefore, urged to execute and return, at your earliest convenience, the accompanying proxy card in the envelope which has been enclosed.

                                          THE BOARD OF DIRECTORS

San Diego, California
April 17, 1998

                          DOCUMENT SCIENCES CORPORATION

                            1995 STOCK INCENTIVE PLAN

                           (as amended March 9, 1998)

1. Purposes of the Plan. The name of this plan is the Document Sciences Corporation 1995 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable Document Sciences Corporation, a Delaware corporation (the "Company"), and any Parent or any Subsidiary to obtain and retain the services of the types of employees, consultants, officers and Directors who will contribute to the Company's long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of all shareholders of the Company.

2. Definitions. For purposes of the Plan, the following terms shall be defined as set forth below:

         "Administrator" shall have the meaning as set forth in Article 3.

         "Board" means the Board of Directors of the Company.

         "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

         "Committee" means a committee of the Board designated by the Board to administer the Plan and composed of not less than the minimum number of persons from time to time required both by Rule 16b-3 and Section 162(m) of the Code, each of whom is a Disinterested Person and an Outside Director.

         "Company" means Document Sciences Corporation, a corporation organized under the laws of the State of Delaware (or any successor corporation).

         "Date of Grant" means the date on which the Administrator adopts a resolution expressly granting a Right to a Participant, or if a different date is set forth in such resolution as the Date of Grant, then such date as is set forth in such resolution.

         "Director" means a member of the Board.

         "Disability" means permanent and total disability as defined by the Administrator.

         "Disinterested Person" shall have the meaning set forth in Rule 16b-3(c)(2)(i) under the Exchange Act, or any successor definition adopted by the SEC.

         "Election" shall have the meaning set forth in Section 10.3(d) of the Plan.

         "Eligible Person" means an employee, officer, consultant or Director of the Company, any Parent or any Subsidiary.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Fair Market Value" per share at any date shall mean (i) if the Stock is listed on an exchange or exchanges, or admitted for trading in a market system which provides last sale data under Rule 11Aa3-1 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended (a "Market System"), the last reported sales price per share on the last business day prior to such date on the principal exchange on which it is traded, or in such a Market System, as applicable, the last reported sales price per share on the most recent day prior to such date on which a sale was reported on such exchange or such Market System, as applicable; or (ii) if the Common Stock is not then traded on an exchange or in such a Market System, the average of the closing bid and asked prices per share for the Common Stock in the over-the-counter market as quoted on Nasdaq on the day prior to such date; or (iii) if the Common Stock is not listed on an exchange or quoted on Nasdaq, an amount determined in good faith by the Administrator, taking into account the price at which securities of reasonably comparable corporations are being traded, adjusted for any dissimilarities, and the earnings history, book value and prospects of the Company in light of then existing general market conditions.

         "Incentive Stock Option" means a Stock Option intended to qualify as an "incentive stock option" as that term is defined in Section 422 of the Code.

         "Non-Statutory Option" means a Stock Option intended to not qualify as an Incentive Stock Option.

         "Offeree" means a Participant who is granted a Purchase Right pursuant to the Plan.

         "Optionee" means a Participant who is granted a Stock Option pursuant to the Plan.

         "Outside Director" means a Director who is not (a) a current employee of the Company (or any related entity), (b) a former employee of the Company (or any related entity) who is receiving compensation for prior services (other than benefits under a tax-qualified retirement plan), (c) a former officer of the Company (or any related entity), or (d) a consultant or person otherwise receiving compensation or other remuneration, either directly or indirectly, in any capacity other than as a Director.

         "Parent" means any present or future corporation which would be a "parent corporation" as that term is defined in Section 424 of the Code.

         "Participant" means any Eligible Person selected by the Administrator, pursuant to the Administrator's authority in Article 3, to receive grants of Rights.

         "Plan" means this Document Sciences Corporation 1995 Stock Incentive Plan, as the same may be amended or supplemented from time to time.

         "Purchase Price" shall have the meaning set forth in Section 7.2(b) of the Plan.

         "Purchase Right" means the right to purchase Stock granted pursuant to
Article 7.

         "Rights" means Stock Options and Purchase Rights.

         "Retirement" means retirement from active employment with the Company or any Parent or Subsidiary as defined by the Administrator.

         "SEC" means the Securities and Exchange Commission.

         "Section 16(b) Person" shall mean a person subject to Section 16(b) of the Exchange Act.

         "Special Terminating Event" with respect to a Participant shall mean the death, Disability or Retirement of that Participant.

         "Stock" means the Common Stock, par value $0.001 per share, of the Company.

         "Stock Option" means an option to purchase shares of Stock granted pursuant to Article 6.

         "Stock Option Agreement" shall have the meaning set forth in Section
6.2 of the Plan.

         "Stock Purchase Agreement" shall have the meaning set forth in Section
7.2 of the Plan.

         "Subsidiary" means any present or future corporation which would be a "subsidiary corporation" as that term is defined in Section 424 of the Code.

         "Tax Date" shall have the meaning set forth in Section 10.3(d) of the Plan.

         "Ten Percent Shareholder" means a person who on the Date of Grant owns, either directly or indirectly or through attribution as provided in Section 424(d) of the Code, Stock possessing more than 10% of the total combined voting power of all classes of stock of his or her employer corporation or of any Parent or Subsidiary.

         "Withholding Right" shall have the meaning set forth in Section 10.3(c) of the Plan.

3.       Administration.

         3.1 Administrator. The Plan shall be administered by either (i) the Board, or (ii) the Committee (the group that administers the Plan is referred to as the "Administrator").

         3.2 Powers in General. The Administrator shall have the power and authority to grant to Eligible Persons, pursuant to the terms of the Plan: (i) Stock Options; (ii) Purchase Rights; or (iii) any combination of the foregoing.

         3.3 Specific Powers. In particular, the Administrator shall have the authority: (i) to construe and interpret the Plan and apply its provisions; (ii) to promulgate, amend and rescind rules and regulations relating to the administration of the Plan; (iii) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;
(iv) to determine when Rights are to be granted under the Plan; (v) from time to time to select, subject to the limitations set forth in this Plan, those Eligible Persons to whom Rights shall be granted; (vi) to determine the number of shares of Stock to be made subject to each Right; (vii) to prescribe the terms and conditions of each Stock Option, including, without limitation, the exercise price, medium of payment, right of first refusal and repurchase provisions and to determine whether the Stock Option is to be an Incentive Stock Option or a Non-Statutory Option and to specify the provisions of the Stock Option agreement relating to such Stock Option; (viii) to prescribe the terms and conditions of each Stock Option and Purchase Right, including, without limitation, the purchase price and medium of payment, vesting provisions and repurchase provisions, and to specify the provisions of the Stock Option Agreement or Stock Purchase Agreement relating to such sale; (ix) to amend any outstanding Rights for the purpose of modifying the time or manner of vesting, the purchase price or exercise price, as the case may be, thereunder or otherwise, subject to applicable legal restrictions and to the consent of the other party to such agreement; (x) to determine when a consultant's relationship with the Company is sufficient to constitute the equivalent of employment with the Company for purposes of the Plan; (xi) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan; and (xii) to make any and all other determinations which it determines to be necessary or advisable for administration of the Plan.

         3.4 Decisions Final. All decision made by the Administrator pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants.

         3.5 The Committee. The Board may, in its sole and absolute discretion, from time to time delegate any or all of its duties and authority with respect to the Plan to the Committee whose members are to be appointed by and to serve at the pleasure of the Board. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase or decrease (to not less than the minimum number of persons from time to time required by both Rule 16b-3 and Section 162(m) of the Code) the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members or, in the case of a committee comprised of only two members, the unanimous written consent of its members, and minutes shall be kept of all its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

4.       Stock Subject to Plan.

         4.1  Stock Subject to Plan. Subject to an adjustment as provided in
Article 8, the total number of shares of Stock reserved and available for issuance under the Plan shall be 1,529,250 shares. Shares reserved hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares.

         4.2 Unexercised Rights; Reacquired Shares. To the extent that any Rights expire or are otherwise terminated without being exercised, the shares underlying such Rights (and shares related thereto) shall again be available for issuance in connection with future Rights under the Plan. Shares acquired by the Company upon exercise of Rights pursuant to Section 6.2(e) or Section 7.2(c) or
Section 10.3 shall not increase the shares available for issuance under the Plan.

5. Eligibility. Directors, officers, employees and consultants of the Company, any Parent or any Subsidiary, who are responsible for or contribute to the management, growth or profitability of the Company, any Parent or Subsidiary, shall be eligible to be granted Rights hereunder subject to limitations set forth in this Plan; provided, however, that only officers and employees shall be eligible to be granted Incentive Stock Options hereunder.

6.       Stock Options.

         6.1 General. Stock Options may be granted alone or in addition to other Rights granted under the Plan. Each Stock Option granted under the Plan shall be in such form and under such terms and conditions as the Administrator may from time to time approve: provided, that such terms and conditions are not inconsistent with the Plan. The provisions of Stock Option Agreements entered into under the Plan need not be identical. Stock Options granted under the Plan may be either Incentive Stock Options or Non-Statutory Options.

         6.2 Terms and Conditions of Stock Options. Each Stock Option granted pursuant to the Plan shall be evidenced by a written option agreement between the Company and the Optionee (the "Stock Option Agreement"), which shall comply with and be subject to the following terms and conditions:

              a) Number of Shares. Each Stock Option Agreement shall state the number of shares of Stock to which the Stock Option relates.

              b) Type of Option. Each Stock Option Agreement shall identify the portion (if any) of the Stock Option which constitutes an Incentive Stock Option.

              c) Exercise Price. Each Stock Option Agreement shall state the price at which shares subject to the Stock Option may be purchased (the "Exercise Price"), which shall with respect to Incentive Stock Options be not less than 100% of the Fair Value of the shares of Stock on the Date of Grant. In the case of Non-Statutory Options, the Exercise Price shall be determined in the sole discretion of the Administrator. In the case of either an Incentive Stock Option or a Non-

Statutory Option granted to a Ten Percent Shareholder, the Exercise Price shall not be less than 110% of such Fair Market Value.

              d) Value of Shares. The Fair Market Value of the shares of Stock (determined as of the Date of Grant) with respect to which Incentive Stock Options are first exercisable by an Optionee under this Plan and all other incentive option plans of the Company and any Parent or Subsidiary in any calendar year shall not, for such year, in the aggregate, exceed $100,000; but this Section 6.2(d) shall not affect the right of the Administrator to accelerate or otherwise alter the time of vesting of any Options granted as Incentive Stock Options, even, if as a result thereof, some of such Options cease being Incentive Stock Options.

              e) Medium and Time of Payment. The Exercise Price shall be paid in full, at the time of exercise, in cash or cash equivalents or, with the approval of the Administrator, in shares of Stock which have been held by the Optionee for a period of at least six calendar months preceding the date of surrender and which have a Fair Market Value equal to the Exercise Price, or in a combination of cash and such shares, and may be effected in whole or in part (i) with monies received from the Company at the time of exercise as a compensatory cash payment; or (ii) to the extent that the Exercise Price exceeds the par value of the shares so purchased, with monies borrowed from the Company in accordance with Section 10.5.

              f) Term and Exercise of Stock Options. Stock Options shall be exercisable over the exercise period at the times the Administrator may determine, as reflected in the related Stock Option Agreements. The Stock Option Agreements shall provide that Option Holders shall have the right to exercise the Stock Options at the rate of at least 20% per year over 5 years from the Date of Grant of such Stock Options. The exercise period of any Stock Option shall be determined by the Administrator, but shall not exceed ten years from the Date of Grant of the Stock Option. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, the exercise period shall be determined by the Administrator, but shall not exceed five years from the Date of Grant of the Stock Option. The exercise period shall be subject to earlier termination upon the occurrence of either a Special Terminating Event, as provided in Section 10.6, or the Termination of Employment, as provided in Section 10.7. A Stock Option may be exercised, as to any or all full shares of Stock as to which the Stock Option has become exercisable, by giving written notice of such exercise to the Company.

7.       Purchase Rights.

         7.1 General. Purchase Rights may be granted alone or in addition to other Rights under the Plan. Each sale of Stock under this Article 7 shall be in such form and under such terms and conditions as the Administrator shall from time to time approve; provided, that such terms and conditions are not inconsistent with the Plan. The provisions of Stock Purchase Agreements entered into under the Plan need not be identical.

         7.2 Terms and Conditions of Purchase Rights. Each Purchase Right granted pursuant to the Plan shall be evidenced by a written stock purchase agreement between the Company and the

Offeree (the "Stock Purchase Agreement"), which shall comply with and be subject to the following terms and conditions.

              a) Number of Shares. Each Stock Purchase Agreement shall state the number of shares of Stock which may be purchased pursuant to such agreement.

              b) Purchase Price. Each Stock Purchase Agreement shall state the price at which the Stock subject to such Stock Purchase Agreement may be purchased (the "Purchase Price"), which, with respect to Stock Purchase Rights, shall be determined in the sole discretion of the Administrator.

              c) Medium and Time of Payment. The Purchase Price shall be paid in full at the time of exercise, in cash or cash equivalent or, with the approval of the Administrator, in shares of Stock which have been held by the Offeree for a period of at least six calendar months preceding the date of surrender and which have a Fair Market Value equal to the Purchase Price or in a combination of cash or cash equivalent and such shares, and may be effected in whole or in part (i) with monies received from the Company at the time of exercise as a compensatory cash payment; or (ii) to the extent the purchase price exceeds the par value of the shares so purchased, with monies borrowed from the Company in accordance with Section 10.5 of the Plan.

8.       Adjustments.

         8.1  Effect of Certain Changes.

              a) Stock Dividends, Splits, Etc. If there is any change in the number of outstanding shares of Stock through the declaration of Stock dividends or through a recapitalization resulting in Stock splits, or combinations or exchanges of the outstanding shares, (i) the number of shares of Stock available for Rights, (ii) the number of shares covered by outstanding Rights and (iii) the Exercise Price or Purchase Price of any Stock Option or Purchase Right, in effect prior to such change, shall be proportionately adjusted by the Administrator to reflect any increase or decrease in the number of issued shares of Stock; provided, however, that any fractional shares resulting from the adjustment shall be eliminated.

              b) Liquidating Event. In the event of the proposed dissolution or liquidation of the Company, or in the event of any corporate separation or division, including, but not limited to, a split-up, split-off or spin-off (each, a "Liquidating Event"), the Administrator may provide that the holder of any Right then exercisable shall have the right to exercise such Right (at the price provided in the Rights) subsequent to the Liquidating Event, and for the balance of its term, solely for the kind and amount of shares of Stock and other securities, property, cash or any combination thereof receivable upon such Liquidating Event by a holder of the number of shares of Stock for or with respect to which such Right might have been exercised immediately prior to such Liquidating Event; or the Administrator may provide, in the alternative, that each Right granted under the Plan shall terminate as of a date to be fixed by the Board; provided, however, that not less than 30 days written notice of the date so fixed shall be given to each Rights holder and if such notice is given, each Rights holder shall have the right, during the period of 30 days preceding such termination, to exercise the Right as to all or any part of the shares of Stock covered thereby, to the extent that such Right is then exercisable, on the condition, however, that the Liquidating Event actually occurs; and if the Liquidating Event actually occurs, such exercise shall be deemed effective (and, if applicable, the Rights holder shall be deemed a shareholder with respect to the Rights exercised) immediately preceding the occurrence of the Liquidating Event, or the date of record for shareholders entitled to share in such Liquidating Event, if a record date is set.

              c) Merger or Consolidation. In the case of any capital reorganization, any reclassification of the Common Stock (other than a change in par value or recapitalization described in Section 8.1(a) of the Plan), or the consolidation of the Company with, or a sale of substantially all of the assets of the Company to (which sale is followed by a liquidation or dissolution of the Company), or merger of the Company with another person (a "Reorganization Event"), the Administrator shall be obligated to determine whether the Reorganization Event shall constitute a "Liquidity Event," and to deliver to Rights holders at least 15 days prior to such Reorganization Event (or at least 15 days prior to the date of record for shareholders entitled to share in the securities or property distributed in the Reorganization Event, if a record date is set) a notice which shall (i) indicate whether the Reorganization Event is a Liquidity Event, and (ii) advise the Rights holder of his or her rights pursuant to the Agreement applicable to such Rights. If the Reorganization Event is determined to be a Liquidity Event, in its sole and absolute discretion, the surviving corporation may, but shall not be obligated to, (i) tender stock options to the Rights holder with respect to the surviving corporation which shall contain terms and provisions that substantially preserve the rights and benefits of the applicable Right, and (ii) in the event that no stock options have been tendered by the surviving corporation pursuant to the terms of item
(i) immediately above, the Rights holder shall have the right exercisable during a ten-day period ending on the fifth day prior to the Reorganization Event (or ending on the fifth day prior to the date of record for shareholders entitled to share in the securities or property distributed in the Reorganization Event, if a record date is set) to exercise his or her Rights, to the extent that such Rights are then exercisable, in whole or in part, on the condition, however, that the Reorganization Event is actually effected; and if the Reorganization Event is actually effected, such exercise shall be deemed effective (and, if applicable, the Rights holder shall be deemed a shareholder with respect to the Rights exercised) immediately preceding the effective time of the Reorganization Event (or on the date of record for shareholders entitled to share in the securities or property distributed in the Reorganization Event, if a record date is set). If the Reorganization Event is not determined to be a Liquidity Event, the Rights holder shall thereafter be entitled upon exercise of the Right to purchase the kind and number of shares of stock or other securities property of the surviving corporation receivable upon such event by a holder of the number of shares of the common Stock which the Right entitles the Rights holder to purchase from the Company immediately prior to such event, and in any such case, appropriate adjustment shall be made in the application of the provisions set forth in this Plan with respect to the Rights holders' rights and interests thereafter, to the end that the provisions set forth in the agreement applicable to such Rights (including the specified changes and other adjustments to the Exercise Price) shall thereafter be applicable in relation to any shares or other property thereafter purchasable upon exercise of the Right.

              d) Where Company Survives. Section 8. 1 (c) shall not apply to a merger or consolidation in which the Company is the surviving corporation, unless shares of Stock are converted into or exchanged for securities other than publicly-traded common stock, cash (excluding cash in payment for actual shares) or any other thing of value. Notwithstanding the preceding sentence, in case of any consolidation or merger of another corporation into the company in which the Company is the surviving corporation and in which there is a reclassification or change (including a change to the right to receive an amount of money payable by cash or cash equivalent or other property) of the shares of Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in such shares into two or more classes or series of shares), the Administrator may provide that the holder of each Right then exercisable shall have the right to exercise such Right solely for the kind and amount of shares of Stock and other securities (including those of any new direct or indirect parent of the Company), property, cash or any combination thereof receivable upon such reclassification change, consolidation or merger by the holder of the number of shares of Stock for which such Right might have been exercised.

              e) Surviving Corporation Defined. The determination as to which party to a merger or consolidation is the "surviving corporation" shall be made on the basis of the relative equity interests of the shareholders in the corporation existing after the merger or consolidation, as follows: if immediately following any merger or consolidation the holders of outstanding voting securities of the Company immediately prior to the merger or consolidation own equity securities possessing more than 50% of the voting power of the corporation existing following the merger or consolidation, then for purposes of this Plan, the Company shall be the surviving corporation. In all other cases, the Company shall not be the surviving corporation. In making the determination of ownership by the shareholders of a corporation immediately after the merger or consolidation, of equity securities pursuant to this Section 8.1(e), equity securities which the shareholders owned immediately before the merger or consolidation as shareholders of another party to the transaction shall be disregarded. Further, for purposes of this Section 8.1(e) only, outstanding voting securities of a corporation shall be calculated by assuming the conversion of all equity securities convertible (immediately or at some future time) into shares entitled to vote.

              f) Par Value Changes. In the event of a change in the Stock of the Company as presently constituted which is to a change of all of its authorized shares with par value, into the same number of shares without par value, or a change in the par value, the shares resulting from any such change shall be "Stock" within the meaning of the Plan.

         8.2 Decision of Administrator Final. To the extent that the foregoing adjustments relate to stock or securities of the Company, such adjustments shall be made by the Administrator, whose determination in respect shall be final, binding and conclusive; provided, however, that each Incentive Stock Option granted pursuant to the Plan shall not be adjusted without the prior consent of the Holder thereof in a manner that causes such Stock Option to fail to continue to qualify as an Incentive Stock Option.

         8.3 No Other Rights. Except as herein before expressly provided in this Article 8, no Rights holder shall have any rights by reason of any subdivision or consolidation of shares of Stock or the payment of any dividend or any other increase or decrease in the number of shares of Stock of any class or by reason of any Liquidating Event, merger, or consolidation of assets or stock of another corporation, or any other issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class; and except as provided in this Article 8, none of the foregoing events shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Stock subject to Rights. The grant of a Right pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, Exercise Price) shall thereafter be applicable in relation to any shares or other property thereafter purchasable upon exercise of the Right.

         8.4  No Rights as Shareholder. Except as specifically provided in this
Article 8, a Rights holder or a transferee of a Right shall have no rights as a shareholder with respect to any shares covered by the Rights until the date of the issuance of a Stock certificate to him or her for such shares, and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Stock certificate is issued, except as provided in Section 8.1(b) or 8.1(c).

9. Amendment and Termination. The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would impair the rights of a Participant under any Right theretofore granted without such Participant's consent. The Board shall obtain shareholder approval of an Plan amendment to the extent necessary and desirable to comply with Rule 16b-3, Section 422 of the Code (or any successor rule or statute) or other applicable law, rule or regulation, including the requirements of any Market System on which the Stock is listed or quoted. The Administrator may amend the terms of any award theretofore granted, prospectively or retroactively, but, subject to Article 3, no such amendment shall impair the rights of any holder without his or her consent.

10.      General Restrictions.

         10.1

              a) Limitation on Granting of Rights. Subject to adjustment as provided in Article 8, no Participant shall be granted Rights with respect to more than 100,000 shares of Stock during any one-year period.

              b) No View to Distribute. The Administrator may require each person acquiring shares of Stock pursuant to the Plan to represent to and agree with the Company in writing that such person is acquiring the shares without a view towards distribution thereof. The certificates for such shares may include any legend which the Administrator deems appropriate to reflect any restrictions on transfer.

              c) Legends. All certificates for shares of Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed and any applicable federal or state securities laws.

              d) Market Stand-Off. All Stock Option Agreements and Stock Purchase Agreements shall provide that in connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the 1933 Act, including the Company's initial public offering, the Participant agrees (the "Hold-Back Agreement") not to sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer or otherwise agree to engage in any of the foregoing transactions with respect to any shares purchased by the Optionee upon exercise of his or her Option ("Purchased Shares") without the prior written consent of the Company or its underwriters, for such period of time from and after the effective date of such registration statement as may be requested by the Company or such underwriters; provided, however, that in no event shall such period exceed one hundred-eighty (180) days. Stock Option Agreements and Stock Purchase Agreements may provide that the Hold-Back Agreement shall terminate following expiration of the two-year period immediately following the effective date of the Company's initial public offering.

         10.2 Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

         10.3

              a) Disqualifying Disposition. If an Optionee makes a "disposition" (as defined in the Code) of all or any of the Purchased Shares within two years from the date of Grant of the Incentive Stock Option covering such shares or within one year after the issuance of such Purchased Shares, he or she shall immediately advise the Company in writing as to the occurrence of the sale and the price upon the sale of such Shares. The Optionee agrees that he or she shall maintain all Purchased Shares in his or her name so long as he or she maintains beneficial ownership of such Purchased Shares.

              b) Withholding Required. Each Participant shall, no later than the date as of which the value derived from a Right first becomes includable in the gross income of the Participant for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state or local taxes of any kind required by law to be withheld with respect to the Right or its exercise. The obligations of the Company under the Plan shall be conditioned upon such payment or arrangements and the Participant shall, to the extent permitted by law, have the right to request that the Company deduct any such taxes from any payment of any kind otherwise due to the Participant.

              c) Withholding Right. The Administrator may, in its discretion, grant a Rights holder the right (a "Withholding Right") to elect to make such payment by irrevocably requiring the Company to withhold from shares issuable upon exercise of the Right that number of full shares of Common Stock having a Fair Market Value on the Tax Date (as defined below) equal to the amount

(or portion of the amount) required to be withheld. The Withholding Right may be granted with respect to all or any portion of the Right.

              d) Exercise of Withholding Right. To exercise a Withholding Right, the Rights holder must follow the election procedures set forth below, together with such additional procedures and conditions as may be set forth in the related Rights agreement or otherwise adopted by the Administrator.

                 i) The Rights holder must deliver to the Company his or her written notice of election (the "Election") to have the Withholding Right apply to all (or a designated portion) of his or her Right.

                 ii) Unless disapproved by the Administrator as provided in Subsection (iii) below, the Election once made will be irrevocable.

                 iii) No election is valid unless the Administrator consents to the Election; the Administrator has the right and power, in its sole discretion, with or without cause or reason therefor, to consent to the Election, to refuse to consent to the Election, or to disapprove the Election; and if the Administrator has not consented to the Election on or prior to the date that the amount of tax to be withheld is, under applicable federal income tax laws, fixed and determined by the Company (the "Tax Date"), the Election will be deemed approved.

              e) Effect. If the Administrator consents to an Election of a Withholding Right:

                 i) Upon the exercise of the Right (or any portion thereof) to which the Withholding Right relates, the Company shall withhold from the shares otherwise issuable that number of full shares of Stock having an actual Fair Market Value equal to the amount (or portion of the amount, as applicable) required to be withheld under applicable federal and/or state income tax laws as a result of the exercise; and

                 ii) If the Rights holder is then a Section 16(b) Person who has made an Election, the related Right may not be exercised, nor may any shares of Stock issued pursuant thereto be sold, exchanged or otherwise transferred, unless such exercise, or such transaction, complies with an exemption from
Section 16(b) provided under Rule 16b-3.

         10.4 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by applicable law, the Administrators shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which they or any one of them may be party by reason of any action taken or failure to act under or in connection with the Plan or any option granted under the Plan, and against all amounts paid by them in settlement thereof (provided that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Administrator did not act in good faith and in a manner in which such person reasonably believed to be in the best interests of the Company, and in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after institution of any such action, suit or proceeding, such Administrator shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

         10.5 Loans. The Company may make loans to Optionees and Offerees as the Administrator, in its discretion, may determine in connection with the exercise of outstanding Stock Options and Purchase Rights granted under the Plan. Such loans shall (i) be evidenced by promissory notes entered into by the holders in favor of the Company; (ii) be subject to the terms and conditions set forth in this Section 10.5 and such other terms and conditions, not inconsistent with the Plan, as the Administrator shall determine; and (iii) bear interest, if any, at such rate as the Administrator shall determine. In no event may the principal amount of any such loan exceed the Exercise Price or the Purchase Price less the par value of the shares of Stock covered by the Stock Option or Purchase Right, or portion thereof, exercised by the Optionee or Offeree. The initial term of the loan, the schedule of payments of principal and interest under the loan, the extent to which the loan is to be with or without recourse against the holder with respect to principal and applicable interest and the conditions upon which the loan will become payable in the event of the holder's termination of employment shall be determined by the Administrator; provided, however, that the term of the loan, including extensions, shall not exceed 10 years. Unless the Administrator deems otherwise, when a loan shall have been made, shares of Stock having a Fair Market Value at least equal to the principal amount of the loan shall be pledged by the holder to the Company as security for payment of the unpaid balance of the loan and such pledge shall be evidenced by a pledge agreement, the terms of which shall be determined by the Administrator, in its discretion; provided, however, that each loan shall comply with all applicable laws, regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction.

         10.6 Special Terminating Events. If a Special Terminating Event occurs, all Rights theretofore granted to such Rights holder may, unless earlier terminated in accordance with their terms, be exercised by the Rights holder or by his or her estate or by a person who acquired the right to exercise such Right by bequest or by reason of the death or Disability of the Rights holder, at any time within one year after the date of the Special Terminating Event. Notwithstanding the foregoing, an Incentive Stock Option shall be exercisable at any time within three months after the date of Retirement or termination of employment of an Optionee.

         10.7 Termination of Employment. Except as provided in this Section 10.7, no Right may be exercised unless the Right holder is then a Director of the Company, or in the employ of the Company or any Parent or Subsidiary, or rendering services as a consultant to the Company or any Parent or Subsidiary, and unless he or she has remained continuously so employed or engaged since the Date of Grant. If the employment or services of a Right holder shall terminate (other than by reason of a Special Terminating Event), all Rights previously granted to the Right holder which are exercisable at the time of such termination may be exercised for the period ending 90 days after such termination, provided, however, that if the employment or services of a Rights holder is terminated "for cause," such Rights may be exercised for the period ending 30 days after such termination; provided, further, that no Right may be exercised following the date of its expiration. Nothing in the Plan or in any Right granted pursuant to the Plan shall confer upon an employee any right to continue in the employ of the Company or any Parent or Subsidiary or interfere in any way with the right of the Company or any Parent or Subsidiary to terminate such employment at any time.

         10.8 Non-Transferability of Rights. Each Stock Option Agreement and Stock Purchase Agreement shall provide that the Rights granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and the Rights may be exercised, during the lifetime of the Rights holder, only by the Rights holder or by his or her guardian or legal representative.

         10.9 Regulatory Matters. Each Stock Option Agreement and Stock Purchase Agreement shall provide that no shares shall be purchased or sold thereunder unless and until (i) any then applicable requirements of state or federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel; and (ii) if required to do so by the Company, the Optionee or Offeree shall have executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Board or Committee may require.

         10.10 Recapitalizations. Each Stock Option Agreement and Stock Purchase Agreement shall contain provisions to reflect the provisions of Article 8.

         10.11 Delivery. Upon exercise of a Right granted under this Plan, the Company shall issue Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory obligations the Company may have, for purposes of this Plan, thirty days shall be considered a reasonable period of time.

         10.12 Rule 16b-3. With respect to persons subject to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), transactions under this plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provisions of the plan or action by the Administrator fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Administrator.

         10.13 Other Provisions. The Stock Option Agreements and Stock Purchase Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Rights, as the Administrator may deem advisable.

11. Effective Date of Plan. The Plan shall become effective on the date on which the Plan is adopted by the Board, subject to the approval by the Company's shareholders, which approval must be obtained within one year from the date the Plan is adopted by the Board.

12. Term of Plan. No Right shall be granted pursuant to the Plan on or after June 30, 2005, but Rights theretofore granted may extend beyond that date.

                             STOCK OPTION AGREEMENT
                          (NON-STATUTORY STOCK OPTION)

         This STOCK OPTION AGREEMENT (this "Option Agreement") is made and entered into on the execution date of the Option Certificate to which it is attached (the "Certificate"), by and between Document Sciences Corporation, a Delaware corporation (the "Company"), and the Director, consultant or employee named in the Certificate ("Optionee").

         Pursuant to the Document Sciences Corporation 1995 Stock Incentive Plan (the "Plan"), the Board of Directors of the Company (the "Board") has authorized the grant to Optionee of a non-statutory stock option to purchase shares of the Company's Common Stock, par value $0.001 per share (the "Common Stock"), upon the terms and subject to the conditions set forth in this Option Agreement and in the Plan.

         The Company and Optionee agree as follows:

         1.       GRANT OF OPTION.

                  The Company hereby grants to Optionee the right and option (the "Option"), upon the terms and subject to the conditions set forth in this Option Agreement, to purchase all or any portion of that number of shares of the Common Stock (the "Shares") set forth in the Certificate (the "Exercise Price").

         2.       TERM OF OPTION.

         The Option shall terminate and expire on the Option Expiration Date set forth in the Certificate, unless sooner terminated as provided herein.

         3.       EXERCISE PERIOD.

                  (a) Subject to the provisions of Paragraphs 3(b), 5, 7(c) and 7(d) of this Option Agreement, the Option shall become exercisable (in whole or in part) upon and after the dates set forth under the caption "Exercise Schedule" in the Certificate. The installments shall be cumulative; i.e., the Option may be exercised, as to any or all Shares covered by an installment, at any time or times after the installment first becomes exercisable and until expiration or termination of the Option.

                  (b) Notwithstanding anything to the contrary contained in this Option Agreement, the Option may not be exercised, in whole or in part, unless and until any then-applicable requirements of all federal, state and local laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel.

         4.       EXERCISE OF OPTION.

                  There is no obligation to exercise the Option, in whole or in part. The Option may be exercised, in whole or in part, only by delivery to the Company of:

                  (a) written notice of exercise in form and substance identical to Exhibit "A" attached to this Option Agreement stating the number of shares of Common Stock then being purchased (the "Purchased Shares"); and

                  (b) payment of the Exercise Price of the Purchased Shares, either in cash, by check, by cancellation of any indebtedness of the Company to Optionee for accrued and unpaid salary or, with the consent of the Administrator of the Plan, by transfer to the Company of issued and outstanding shares of Common Stock, or by any combination of the above methods of payment. If payment is made, in whole or in part, by transfer to the Company of issued and outstanding shares of Common Stock, the value (the "Fair Market Value") of such shares shall be determined as follows: (i) if the Stock is listed on an exchange or exchanges, or admitted for trading in a market system which provides last sale data under Rule 11Aa3-1 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended (a "Market System"), the last reported sales price per share on the last business day prior to such date on the principal exchange on which it is traded, or in such a Market System, as applicable; or if no sale was made on such day on such principal exchange or in such a Market System, as applicable, the last reported sales price per share on the most recent day prior to such date on which a sale was reported on such exchange or such Market System, as applicable; or (ii) if the Common Stock is not then traded on an exchange or in such a Market System, the average of the closing bid and asked prices per share for the Common Stock in the over-the-counter market as quoted on Nasdaq on the day prior to such date; or (iii) if the Common Stock is not listed on an exchange or quoted on Nasdaq, an amount determined in good faith by the Administrator.

         Following receipt of the notice and payment referred to above, the Company shall issue and deliver to Optionee a stock certificate or stock certificates evidencing the Purchased Shares; provided, however, that the Company shall not be obligated to issue a fraction or fractions of a share of its Common Stock, and may pay to Optionee, in cash or by check, the Fair Market Value of any fraction or fractions of a share exercised by Optionee, which Fair Market Value shall be determined as set forth in the preceding paragraph.

         5.       TERMINATION OF EMPLOYMENT.

                  (a) If Optionee shall cease to be a Director of the Company, or to be in the employ of, or a consultant to the Company, any Subsidiary or any Parent for any reason other than Optionee's death, permanent disability, or retirement (a "Special Terminating Event"), Optionee shall have the right to exercise the Option at any time within 90 days after the date Optionee ceased to be a Director of the Company, or to be employed by, or to be a consultant to the Company, and prior to the date of termination of the Option under Paragraph 2 of this Option Agreement with respect to all shares with respect to which the Option was exercisable at the date Optionee's employment terminated as to which the Option had not previously been exercised; and to the extent unexercised at the end of this period, the Option shall terminate. The Administrator, in its sole and absolute discretion, shall determine whether or not authorized leaves of absence shall constitute termination of employment for purposes of this Option Agreement.

                  (b) If Optionee shall be terminated "for cause" by the Company, any Subsidiary or any Parent, Optionee shall have the right to exercise the Option at any time within 30 days after such termination of employment and prior to the date of termination of the Option under Paragraph 2 of this Option Agreement with respect to all Shares with respect to which the Option was exercisable on the date his employment terminated as to which the Option had not previously been exercised.

                  (c) If a Special Terminating Event occurs while Optionee is in the employ of the Company, any Subsidiary or any Parent, then Optionee, Optionee's executors or administrators or any person or persons acquiring the Option directly from Optionee by bequest or inheritance, shall have the right to exercise the entire Option at any time within one year after such death or permanent disability, but not later than the Option Expiration Date; to the extent the Option is unexercised at the end of that period, the Option will terminated.

                  (d) For purposes of this Option Agreement, "cause" shall mean:

                      (i) with respect to Optionees of the Company:

                          (1) the failure or refusal by Optionee to perform his
duties to the Company; or

                          (2) Optionee's willful disobedience of any orders or
directives of the Board or any officers thereof acting under the authority thereof or Optionee's deliberate interference with the compliance by other employees of the Company with any such orders or directives; or

                          (3) the failure or refusal of Optionee to abide by or
comply with the written policies, standard procedures or regulations of the Company; or

                          (4) any willful or continued act or course of conduct
by Optionee which the Board in good faith determines might reasonably be expected to have a material detrimental effect on the Company or the business, operations, affairs or financial position thereof; or

                          (5) the committing by the Optionee of any fraud,
theft, embezzlement or other dishonest act against the Company; or

                          (6) the determination by the Board of Directors of the
Company, in good faith and in the exercise of reasonable discretion, that Optionee is not competent to perform his duties of employment; and

                      (ii) with respect to consultants, any material breach of their consulting agreement with the Company.

                  (e) For purposes of this Option Agreement, "permanent disability" shall mean permanent and total disability as defined by the Administrator. Optionee shall not be considered permanently disabled unless he furnishes proof of such disability in such form and manner, and at such times, as the Administrator of the Plan may from time to time require.

         6.       RESTRICTIONS ON PURCHASED SHARES.

                  (a) Market Stand-Off.

                      (i) In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the 1933 Act, including the Company's initial public offering, Optionee shall not sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to any Purchased Shares without the prior written consent of the Company or its underwriters, for such period of time from and after the effective date of such registration statement as may be requested by the Company or such underwriters; provided, however, that in no event shall such period exceed one hundred-eighty (180) days. This Section 6(a)(i) shall only remain in effect for the two-year period immediately following the effective date of the Company's initial public offering and shall thereafter terminate and cease to be in force or effect. Optionee agrees to execute and deliver to the Company such further documents or instruments as the Company reasonably determines to be necessary or appropriate to effect the provisions of this Section 6(a).

                      (ii) In the event of any stock dividend, stock split, recapitalization, or other change affecting the Company's outstanding Common Stock effected without receipt of consideration, then any new, substituted, or additional securities distributed with respect to the Purchased Shares shall be immediately subject to the provisions of this Section 6(a), to the same extent the Purchased Shares are at such time covered by such provisions.

                      (iii) In order to enforce the provisions of Section 6(a), the corporation may impose stop-transfer instructions with respect to the Purchased Shares until the end of the applicable stand-off period.

                  (b) Noncomplying Transfers Invalid.

                      (i) Any attempted Transfer which is not in full compliance with this Paragraph (6) shall be null and void ab initio, and of no force or effect.

         7.       ADJUSTMENTS UPON RECAPITALIZATION.

                  Subject to any required action by the shareholders of the
Company:

                  (a) If the outstanding shares of the Common Stock shall be subdivided into a greater number of shares of the Common Stock, or a dividend in shares of Common Stock or other securities of the Company convertible into or exchangeable for shares of the Common Stock (in which latter event the number of shares of Common Stock issuable upon the conversion or exchange of such securities shall be deemed to have been distributed) shall be paid in respect of the shares of Common Stock, the Exercise Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced, and conversely, if the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Exercise Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased.

                  (b) When any adjustment is required to be made in the Exercise Price, the number of Shares purchasable upon the exercise of the Option shall be adjusted to that number of Shares determined by (i) multiplying an amount equal to the number of Shares purchasable on the exercise of the Option immediately prior to such adjustment by the Exercise Price in effect immediately prior to such adjustment, and then (ii) dividing that product by the Exercise Price in effect immediately after such adjustment.

                  (c) In case of any capital reorganization, any reclassification of the Common Stock (other than a change in par value or recapitalization described in Paragraph 7(a) of this Option Agreement, or the consolidation of the Company with, or sale of substantially all of the assets of the Company to (which sale is followed by a liquidation or dissolution of the Company), or merger of the Company with another person (a "Reorganization Event"), the Administrator shall be obligated to determine whether the Reorganization Event shall constitute a "Liquidity Event," and to deliver to Optionee at least 15 days prior to such Reorganization Event a notice which shall (i) indicate whether the Reorganization Event is a Liquidity Event and
(ii) advise Optionee of his or her rights pursuant to this Option Agreement. If the Reorganization Event is determined to be a Liquidity Event, in its sole and absolute discretion, the surviving corporation may, but shall not be obligated to, (i) tender to Optionee Stock Options with respect to the surviving corporation which shall contain terms and provisions that substantially preserve the rights and benefits of this Option, and (ii) in the event that no Stock Options have been tendered by the surviving corporation pursuant to the terms of item (i) immediately above, Optionee shall have the right exercisable during a ten-day period ending on the fifth day prior to the Reorganization Event to exercise his or her Stock Options, to the extent that such Stock Options are then exercisable, in whole or in part, on the condition, however, that the Reorganization Event is actually effected; and if the Reorganization Event is actually effected, such exercise shall be deemed effective (and, if applicable, the Optionee shall be deemed a shareholder with respect to the Stock Options exercised) immediately preceding the effective time of the Reorganization Event (or on the date of record for shareholders entitled to share in the securities or property distributed in the Reorganization Event, if a record date is set). If the Reorganization Event is not determined to be a Liquidity Event, Optionee shall thereafter be entitled upon exercise of the Option to purchase the kind and number of shares of stock or other securities or property of the surviving corporation receivable upon such event by a holder of the number of shares of the Common Stock which the Option entitles Optionee to purchase from the Company immediately prior to such event, and in any such case, appropriate adjustment shall be made in the application of the provisions set forth in this Option Agreement with respect to Optionee's rights and interests thereafter, to the end that the provisions set forth in this Option Agreement (including the specified changes and other adjustments to the Exercise Price) shall thereafter be applicable in relation to any shares or other property thereafter purchasable upon exercise of the Option.

                  (d) In the event of the proposed dissolution or liquidation of the Company, or in the event of any corporate separation or division, including, but not limited to, a split-up, split-off or spin-off (each, a "Liquidating Event"), the holder of any Stock Option then exercisable shall have the right to exercise such Stock Option (at the price provided in the Stock Option Agreement) subsequent to the Liquidating Event, and for the balance of its term, solely for the kind and amount of shares of Stock and other securities, property, cash or any combination thereof receivable upon such Liquidating Event by a holder of the number of shares of Stock for or with respect to which such Stock Option might have been exercised immediately prior to such Liquidating Event; or, in the alternative, that each Stock Option granted under the Plan shall terminate as of a date to be fixed by the Board; provided, however, that not less than 30 days written notice of the date so fixed shall be given to each Option Holder and if such notice is given, each Option Holder shall have the right, during the period of 30 days preceding such termination, to exercise the Stock Option as to all or any part of the shares of Stock covered thereby, to the extent that such Stock Option is then exercisable, on the condition, however, that the Liquidating Event actually occurs; and if the Liquidating Event actually occurs, such exercise shall be deemed effective (and, if applicable, the Option Holder shall be deemed a shareholder with respect to the Stock Options exercised) immediately preceding the occurrence of the Liquidating Event, or the date of record for shareholders entitled to share in such Liquidating Event, if a record date is set.

                  (e) To the extent that the foregoing adjustments related to stock or securities of the Company, such adjustments shall be made by the Administrator of the Plan, and its determination shall be final, binding and conclusive.

                  (f) The provisions of this Paragraph 7 are intended to be exclusive, and Optionee shall have no other rights upon the occurrence of any of the events described in this Paragraph 7.

                  (g) The grant of the Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

         8.       WAIVER OF RIGHTS TO PURCHASE STOCK.

                  By signing this Option Agreement, Optionee acknowledges and agrees that neither the Company nor any other person or entity is under any obligation to sell or transfer to Optionee any option or equity security of the Company, other than the shares of Common Stock subject to the Option and any other right or option to purchase Common Stock which was previously granted to Optionee by the Board (or a committee thereof). By signing this

Option Agreement, Optionee specifically waives all rights which he or she may have had prior to the date of this Option Agreement to receive any option or equity security of the Company.

         9.       INVESTMENT INTENT.

                  Optionee represents and agrees that if he or she exercises the Option in whole or in part and if at the time of such exercise the Plan and /or the Purchased Shares have not been registered under the Act, he or she will acquire the Shares upon such exercise for the purpose of investment and not with a view to the distribution of such Shares, and that upon each exercise of the Option he or she will furnish to the Company a written statement to such effect.

         10.      LEGEND ON STOCK CERTIFICATES.

                  Optionee agrees that all certificates representing the Purchased Shares will be subject to such stock transfer orders and other restrictions (if any) as the Company may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed and any applicable federal or state securities laws, and the Company may cause a legend or legends to be put on such certificates to make appropriate reference to such restrictions.

         11.      NO RIGHTS AS SHAREHOLDER.

                  Except as provided in Section 8.1 of the Plan, Optionee shall have no rights as a shareholder with respect to the Shares until the date of the issuance to Optionee of a stock certificate or stock certificates evidencing such Shares. Except as may be provided in Paragraph 7 of this Option Agreement, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued.

         12.      MODIFICATION.

                 Subject to the terms and conditions and within the limitations of the Plan, the Board (or a committee thereof) may modify, extend or renew the Option or accept the surrender of, and authorize the grant of a new option in substitution for, the Option (to the extent not previously exercised). No modification of the Option shall be made which, without the consent of Optionee, would cause the Option to fail to continue to qualify as an "incentive stock option" within Section 422 of the Code or would alter or impair any rights of the Optionee under the Option.

         13.      WITHHOLDING.

                  (a) The Company shall be entitled to require as a condition of delivery of any Purchased Shares upon exercise of any Option that the Optionee agree to remit, at the time of such delivery or later date as the Company may determine, an amount sufficient to satisfy all federal, state and local withholding tax requirements relating thereto, and Optionee agrees to take such other action required by the Company to satisfy such withholding requirements.

                  (b) With the consent of the Administrator, and in accordance with any rules and procedures from time to time adopted by the Administrator, Optionee may elect to satisfy his or her obligations under Paragraph 13(a) above by (i) directing the Company to withhold a portion of the Shares otherwise deliverable (or to tender back to the Company a portion of the Shares issued where the Optionee (a "Section 16(b) Recipient") is required to report the ownership of the Shares pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and has not made an election under Section 83(b) of the Code (a "Withholding Right")); or (ii) tendering other shares of the Common Stock of the Company which are already owned by Optionee which in all cases have a Fair Market Value (as determined in accordance with the provisions of Paragraph 4(b) hereof) on the date as of which the amount of tax to be withheld is determined (the "Tax Date") equal to the amount of taxes to be paid by such method.

                  (c) To exercise a Withholding Right, the Optionee must follow the election procedures set forth below, together with such additional procedures and conditions set forth in this Option Agreement or otherwise adopted by the Administrator.

                      (i) the Optionee must deliver to the Company his or her written notice of election (the "Election") and specify whether all or a stated percentage of the applicable taxes will be paid in accordance with Paragraph 13(b) above and whether the amount so paid shall be made in accordance with the "flat" withholding rates for supplemental wages or as determined in accordance with Optionee's form W-4 (or comparable state or local form);

                      (ii) unless disapproved by the Administrator as provided in Subsection (iii) below, the Election once made will be irrevocable; and

                      (iii) no Election is valid unless the Administrator has the right and power, in its sole discretion, with or without cause or reason therefor, to consent to the Election, to refuse to consent to the Election, or to disapprove the Election; and if the Administrator has not consented to the Election on or prior to the Tax Date, the Election will be deemed approved.

         14.     CHARACTER OF OPTION.

                 The Option is not intended to qualify as an "incentive stock option" as that term is defined in Section 422 of the Code.

         15.     GENERAL PROVISIONS.

                 (a) FURTHER ASSURANCES. Optionee shall promptly take all actions and execute all documents requested by the Company which the Company deems to be reasonably necessary to effectuate the terms and intent of this Option Agreement.

                 (b) NOTICES. All notices, requests, demands and other communications under this Option Agreement shall be in writing and shall be given to the parties hereto as follows:

                     (i)       If the Company, to:

                               Document Sciences Corporation
                               6333 Greenwich Drive, Suite 120
                               San Diego, CA  92112

                     (ii) If to Optionee, to the address set forth in the records of the Company,

or at such other address or addresses as may have been furnished by such either party in writing to the other party hereto. Any such notice, request, demand or other communication shall be effective (i) if given by mail, 72 hours after such communication is deposited in the mail by first-class certified mail, return receipt requested, postage prepaid, addressed as aforesaid, or (ii) if given by any other means, when delivered at the address specified in this subparagraph (b).

                 (c) TRANSFER OF RIGHTS UNDER THE OPTION AGREEMENT. The Company may at any time transfer and assign its rights and delegate its obligations under this Option Agreement to any other person, corporation, firm or entity, including its officers, directors and stockholders, with or without consideration.

                 (d) OPTION NON-TRANSFERABLE. Optionee may not sell, transfer, assign or otherwise dispose of the Option except by will or the laws of descent and distribution, and Stock Options may be exercised during the lifetime of the Option Holder only by the Option Holder or by his or her guardian or legal representative.

                 (e) SUCCESSORS AND ASSIGNS. Except to the extent specifically limited by the terms and provisions of this Option Agreement, this Option Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

                 (f) GOVERNING LAW. THIS OPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS MADE IN , AND TO BE PERFORMED WITHIN, THE STATE.

                 (g) THE PLAN. This Option Agreement is made pursuant to the Plan, and it is intended, and shall be interpreted in a manner, to comply therewith. Any provision of this Option Agreement inconsistent with the Plan shall be superseded and governed by the Plan.

                 (h) MISCELLANEOUS. Titles and captions contained in this Option Agreement are inserted for convenience of reference only and do not constitute a part of this Option Agreement for any other purpose. Except as specifically provided herein, neither this Option Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other party hereto.

         The Signature Page to this Option Agreement consists of the last page of the Certificate.

                                   Exhibit "A"

                               NOTICE OF EXERCISE

                 (To be signed only upon exercise of the Option)

TO:      Document Sciences Corporation

         The undersigned, the holder of the enclosed Stock Option Agreement (NonStatutory Stock Option), hereby irrevocably elects to exercise the purchase rights represented by the Option and to purchase thereunder _______________* shares of Common Stock of Document Sciences Corporation (the "Company"), and herewith encloses payment of $_____________ and/or _________ shares of the Company's Common Stock in full payment of the purchase price of such shares being purchased.

Dated:____________________________


                                   ------------------------------------------
                                   (Signature must conform in all respects to name of holder as specified on the face of the Option)


                                   ------------------------------------------
                                   (Please print name)


                                   ------------------------------------------
                                   (Address)

        * Insert here the number of shares called for on the face of the Option (or, in the case of a partial exercise, the number of shares being exercised), in either case without making any adjustment for additional Common Stock of the Company, other securities or property which, pursuant to the provisions of the Option, may be deliverable upon exercise.

                               OPTION CERTIFICATE

                          (NON-STATUTORY STOCK OPTION)


         THIS IS TO CERTIFY that Document Sciences Corporation, a Delaware corporation (the "Company"), has granted to the person named below a non-statutory stock option (the "Option") to purchase shares of the Company's Common Stock, par value $0.001 per share, under its Stock Incentive Plan, as follows:

Name of Optionee:          "Optionee"

Address of Optionee:       "Address1"
                           "Address2"
                           "Address3"

Number of Shares:          "Shares"

Option Exercise Price:     $"Price"

Date of Grant:             "GrantDate"

Option Expiration Date:    "ExpirationDate"

         EXERCISE SCHEDULE:  The Option shall become exercisable as follows:

         25% on "VestDate", and 2.0833% of the total shares each month thereafter.

         SUMMARY OF OTHER TERMS: This option is defined in the Stock Option Agreement (NonStatutory Stock Option) (the "Option Agreement") which is attached to this Option Certificate (this "Certificate") as Annex I. This Certificate summarizes certain of the provisions of the Option Agreement for your information, but is not complete. Your rights are governed by the Option Agreement, not by this summary. The Company strongly suggests that you carefully review the full Option Agreement prior to signing this Certificate or exercising the Option.

         Among the terms of the Option Agreement are the following:

         EMPLOYMENT: The Option Agreement does not obligate the Company to retain you for any period of time. Unless otherwise agreed in writing, the Company reserves the right to terminate any employee at any time, with or without cause.

         TERMINATION OF EMPLOYMENT: While the Option terminates on the Option Expiration Date, it will terminate earlier if you cease to be employed by the Company (or to hold office if you are a director). If your employment ends "for cause," the Option terminates 30 days after the date of termination of employment, and is exercisable during such 30 day period as to the portion of the Option which had vested prior to the date of termination of employment. If your employment ends due to death, disability or retirement, the Option terminates one year after the date of death, disability or retirement, and is exercisable in full during such one year period. In all other cases, the Option terminates 90 days after the date of termination of employment, and is exercisable during such 90 day period as to the portion of the Option which had vested prior to the date of termination of employment. See Section 5 of the Option Agreement.

         TRANSFER: The Option is personal to you, and cannot be sold, transferred, assigned or otherwise disposed of to any other person, except on your death. See Section 15(d) of the Option Agreement.

         EXERCISE: You can exercise the Option (once it is exercisable), in whole or in part, by delivering to the Company a Notice of Exercise identical to Exhibit "A" attached to the Option Agreement, accompanied by payment of the Option Exercise Price, set forth above, for the Shares to be purchased. The Company will then issue a certificate to you for the Shares you have purchased. You are under no obligation to exercise the Option. See Section 4 of the Option Agreement.

         MARKET STAND-OFF: The Option provides that in connection with any underwritten public offering by the Company, you may not sell or transfer any of your Shares without the prior written consent of the Company or its underwriters for a period of up to 180 days after the effective date of the offering. See
Section 6 of the Option Agreement.

         ANTI-DILUTION PROVISIONS: The Option contains provisions which adjust your Option to reflect stock splits, stock dividends, mergers and other major corporate reorganizations which would change the nature of the Shares underlying your Option. See Section 7 of the Option Agreement.

         WAIVER: By signing this Certificate, you will be agreeing to all of the terms of the Option Agreement, including those not summarized in this Certificate. You will waive your rights to any other options or stock which may have heretofore been promised to you. See Section 8 of the Option Agreement.

         WITHHOLDING: The Company may require you to make any arrangements necessary to insure the proper withholding of any amount of tax, if any, required to be withheld by the Company as a result of the exercise of the Option. See Section 13 of the Option Agreement.

                                    AGREEMENT

         Document Sciences Corporation, a Delaware corporation (the "Company"), and the above-named person ("Optionee") each hereby agrees to be bound by all of the terms and conditions of the Stock Option Agreement (Non-Statutory Stock Option) which is attached hereto as Annex I and incorporated herein by this reference as if set forth in full in this document.


                                   ------------------------------------------
                                   Certificate Date


                                   DOCUMENT SCIENCES CORPORATION

                                   By: Tony N. Domit
                                       Its: President and CEO



                                   OPTIONEE


                                   ------------------------------------------
                                   Signature


                                   ------------------------------------------
                                   (Please print your name exactly as you wish it to appear on any stock certificates issued to you upon exercise of the Option.)

                         DOCUMENT SCIENCES CORPORATION

                 PROXY FOR 1998 ANNUAL MEETING OF STOCKHOLDERS
   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The undersigned stockholder of DOCUMENT SCIENCES CORPORATION, a Delaware corporation, hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, each dated April 17, 1998, and hereby appoints Alan H. Lynchosky and Robert D. Gerhart, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 1998 Annual Meeting of Stockholders of DOCUMENT SCIENCES CORPORATION to be held on Thursday, May 21, 1998, at 10:00 a.m., local time, at The Sheraton Grande Torrey Pines, 10950 North Torrey Pines Road, La Jolla, California 92037 and at any adjournment or adjournments thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote, if then and there personally present, on the matters set forth below.

   A majority of such attorneys or substitutes as shall be present and shall act at said meeting or any adjournment or adjournments thereof (or if only one shall represent and act, then that one) shall have and may exercise all of the powers of said attorneys-in-fact hereunder.
THE BOARD RECOMMENDS A VOTE FOR ITEM 1 BELOW:

1. ELECTION OF DIRECTORS:
                  [ ] FOR                        [ ] WITHHELD

  NOMINEES: James J. Costello, Barton L. Faber, Charles P. Holt, Colin J. O'Brien, Thomas Ringer

--------------------------------------------------------------------------------
                     For all nominees except as noted above
THE BOARD RECOMMENDS A VOTE AGAINST ITEM 2 BELOW:

2. A stockholder proposal regarding the election of the Company's directors through cumulative voting:

                  [ ] FOR                        [
                  ] AGAINST                        [ ] ABSTAIN

THE BOARD RECOMMENDS A VOTE FOR ITEMS 3 AND 4 BELOW:

3. Proposal to approve the amendment of the Company's 1995 Stock Incentive Plan to increase the shares of the Company's common stock reserved for issuance thereunder by 750,000 shares:
                  [ ] FOR                        [
                  ] AGAINST                        [ ] ABSTAIN
                           (continued on other side)

                          (continued from other side)

4. Proposal to ratify the appointment of Ernst & Young LLP as the independent auditors of the Company for fiscal 1998:

                  [ ] FOR                        [
                  ] AGAINST                        [ ] ABSTAIN

   In their discretion, the proxies are authorized to vote upon such other matter or matters which may properly come before the meeting or any adjournment or adjournments thereof.

   SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO CONTRARY DIRECTION IS INDICATED THE PROXIES WILL HAVE THE AUTHORITY TO VOTE FOR THE ELECTION OF DIRECTORS, AGAINST ITEM 2, FOR ITEMS 3 AND 4, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

   THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE STOCKHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS HEREON, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPES. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN.

                                                [ ] MARK HERE FOR ADDRESS CHANGE
                                                    AND NOTED BELOW

                                                Dated:

                                           -------------------------------- 1998

                                                --------------------------------
                                                           SIGNATURE

                                                --------------------------------
                                                   SIGNATURE IF HELD JOINTLY